Monster Offers
                        8937 Quintessa Cove Street
                           Las Vegas, NV  89148
                        Telephone:  (702) 575-4816

March 5, 2008

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 4561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hugh Fuller

Re:  Monster Offers
     Amendment No. 1 to a Form SB-2 on Form S-1/A
     Filed on February 15, 2008
     File No. 333-148686

Dear Mr. Fuller:

On behalf of Monster Offers (the "Company"), we are transmitting for filing Amendment No. 2 (the "Amendment") to the Form SB-2 Registration Statement on Form S-1/A, File No. 333-148686 (the "Registration Statement"). The Amendment is being filed in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission by letter, dated March 5, 2008, with respect to the Registration.

The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff's convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement Amendment.


Facing Page
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1.  Please add the new filer status check boxes recently added to Form S-1.
    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

RESPONSE: The Company acknowledges the Staff's comment. We have added the new filer status check boxes recently added to Form S-1, and we have indicated by check mark that the registrant is a smaller reporting company. See Facing Page.

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General
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2.  We note your response to comment 1 of our letter dated February 13, 2008.
    Please provide additional analysis regarding the satisfaction of Condition 1 of Staff Legal Bulletin No. 4. We are not able to reconcile your response to this element given the fact that Tropical PC received $5,000 as consideration for the spin-off. Refer to the disclosure on pages 20-21.

RESPONSE:   The Company acknowledges the Staff's comment.  In order to help reconcile our response to the element of Condition 1 of Staff Legal Bulletin No. 4 concerning the consideration issue, please be advised that none of the parent shareholders provided consideration for the spun-off shares. The shares were distributed as a stock dividend as of the record date without any consideration being provided by the Parent's shareholders. Thus, there was no "sale" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"). The $5,000 came from a separate private placement transaction conducted by Monster Offers in December, 2007. The money did not come from any of the original Parent shareholders.


Executive Compensation, page 30
-------------------------------

3. Please revise your filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-B or other applicable disclosure requirement. See SEC Release 33-8732A (Nov. 7,
    2006).

RESPONSE: The Company acknowledges the Staff's comment. We have revised our filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-B. The Company acknowledges and confirms that in future filings, it will provide additional discussion and analysis regarding how the Company determines the amount of each element of compensation, the relationship of such elements of compensation to one another, and how decisions regarding such elements fit into the Company's overall compensation objectives. See Pages 30-31.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Monster Offers

By:   /s/ Nate Kaup
---------------------------------
          Nate Kaup
          Chief Executive Officer

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